

Bryan Jones · 3rd

Chief Operating Officer at ShipStation

Austin, Texas Metropolitan Area · Contact info

500+ connections

Auctane

The University of Texas at Austin - Red McCombs...

Experience

Chief Operating Officer
Auctane
2019 – Present · 2 yrs

Chief Operating Officer
ShipStation · Full-time
Nov 2019 – Present · 1 yr 11 mos
Austin, Texas Area

Chairman Of The Board
Stand Up Republic
Aug 2017 – Present · 4 yrs 2 mos

America was founded on the timeless truths that all men and women are created equal and endowed with the same inalienable rights to life, liberty, and the pursuit of happiness. These ideals are the foundation of our system of government, which has no rightful power over us except by our consent. Without our vigilance, and that of each generation, these lil ...see more

Founder and Managing Director
Strive & Solve Ventures
Jan 2016 – Present · 5 yrs 9 mos
Austin, Texas Area

Holding company for my investing, consulting and incubator activities:
* Provide consultative solutions to C-Level Executives at companies in the ad:tech, healthcare, oil & gas, sports and digital media sectors.
* Work with companies both established/public and startup. ...see more

Founder and MD
787 Ventures
Dec 2018 – Present · 2 yrs 10 mos
Austin, Texas Area

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Education

The University of Texas at Austin - Red McCombs School of Business
MBA
2002 – 2005
Activities and Societies: Venture Fellows

The University of Texas School of Law
JD, Corporate Law
2001 – 2005
Activities and Societies: Founder, Texas Business Law Society Member, Texas Journal of Business Law

The University of Texas at Austin
BSCE, Civil Engineering
1996 – 2000
Activities and Societies: Chi Epsilon Honor Society Vice President, Student Athlete Advisory Council Marvin Wright Engineering Athlete of the Year GTE Academic All-American Captain, 2000 NCAA Championship swim team

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